Exhibit 99.1
Report of Independent Auditors on
Financial Statement Schedule
To the Board of Directors
of Hydrogenics Corporation:
Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated March 7, 2008 appearing in the 2007 Annual Report to Shareholders of Hydrogenics Corporation (which report and consolidated financial statements are incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2007) also included an audit of the financial statement schedule related to the differences between Canadian and U.S. GAAP included in this Form 6-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
March 7, 2008, except for additional disclosures provided in the schedule which is as of September 15, 2008.

HYDROGENICS CORPORATION
Financial Statement Schedule Relating to Differences Between Canadian and US GAAP
Additional Disclosures Required to Comply with Item 18 of Form 20-F
For The Years Ended December 31, 2007, 2006 and 2005
(Amounts are expressed in thousands of US dollars, except option amounts)
The Corporation follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Corporation has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in Note 24 to the consolidated financial statements of the Corporation. These financial statements are included in the Corporation’s 2007 Annual Report which are incorporated by reference in Form 40-F. For purposes of a registration statement on Form F-10, the Corporation is required to prepare a reconciliation between Canadian and US GAAP in accordance with Item 18 of Form 20-F which requires all disclosures required by U.S. GAAP and SEC Regulation S-X to be provided. The additional disclosures required are as follows:
Consolidated statements of cash flows:
The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard 7, ‘Cash flow statements.’ As a result, a reconciliation to U.S. GAAP is not required.
Business acquisitions:
Stuart Energy Systems Corporation (“Stuart Energy”) was acquired on January 6, 2005. The acquisition provided the foundation for the Corporation’s hydrogen generation business and complemented the Corporation’s other Onsite Hydrogen Generation offerings based on PEM electrolysis and natural gas reforming.
The intangible assets acquired pursuant to the Stuart Energy acquisition and the related amortization periods are as follows:

	Amount at	Estimated
	Acquisition date	useful life
Product technology	$30,300	4-7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year

	$38,500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans resulting in a corresponding impairment charge of $26,333. The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years.
The goodwill acquired as part of the acquisition was included in the OnSite Generation segment and was not tax deductible.
In-process research and product development:
As part of the Stuart Energy acquisition, $18,400 of in-process research and development (“IPR&D”) was acquired. The IPR&D related to improvements to Stuart Energy’s existing technology and was to result in the launch of new product models over the next several years.

Business streamlining initiatives and windup of test equipment business:
The Corporation expected to incur further charges of approximately $1,500 after December 31, 2007 relating to the wind-up of the test equipment business.
The loss on disposal of property, plant and equipment of $308 is classified in operating expenses under U.S. GAAP. In addition, approximately $400 of charges related to the write-down of inventory in connection with the wind-up are classified as cost of revenues under U.S. GAAP.
Intangible assets:
Estimated amortization expense for intangible assets for subsequent years is as follows:

2008	$249
2009 and thereafter	Nil

Total	$249

Share capital:
The share capital of the Corporation has a nominal par value.
Revenue:
Sales taxes collected are excluded from revenue.
Stock-based compensation:
The Corporation adopted the provisions of FAS 123R “Share Based Payments” for U.S. GAAP effective January 1, 2006. Shares are issued from treasury upon exercise. No income tax benefit is recorded in the consolidated statement of operations for these costs.
The total intrinsic value of options exercised during the year ended December 31, 2007, 2006 and 2005 was approximately nil, $259, and $82 respectively. As of December 31, 2007, there was approximately $912 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.6 years. The total fair value of stock options that vested during the years ended December 31, 2007, 2006, and 2005 was approximately $1,502, $1,521 and $1,532 respectively.
The total intrinsic value of options outstanding as at December 31, 2007 was $572. The total intrinsic value of options exercisable as at December 31, 2007 was $572. The total number of options fully vested at December 31, 2007 and expected to vest beyond December 31, 2007 was 6,497,901. The total intrinsic value of these options was $572 at December 31, 2007 with a weighted average contractual term of 6.0 years and a weighted average exercise price of $4.05. The weighted average contractual term of the options exercisable is 4.4 years.
The Corporation’s estimate of an expected option term is based on the exercise behavior of our employees. The estimated stock price volatility was derived based upon the Corporation’s actual historic stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility. The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.
Deferred share units (“DSUs”) granted to non-employee directors during 2007, 2006, and 2005, are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options. In 2005, 2006 and 2007, 89,761, 94,224 and 335,420 DSUs were granted. In 2007, 98,049 DSUs were exercised.

Income Taxes:
The components of loss before income taxes for the years ended December 31, 2007, 2006 and 2005 are as follows:
Loss before income taxes:

	2007	2006	2005
Canada	$(24,834)	$(118,137)	$(31,076)
Foreign	(3,212)	(12,802)	(6,298)

Total	$(28,046)	$(130,939)	$(37,374)

The significant components of the income tax benefit for the years ended December 31, 2007, 2006 and 2005 are as follows:
Current taxes:

	2007	2006	2005
Canadian	$—	$(180)	$—
Foreign	22	—	—

	$22	$(180)	$—

Future income taxes:

	2007	2006	2005
Canadian	$—	$—	$—
Foreign	—	—	—

	$—	$—	$—

The Corporation adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” on January 1, 2007. At December 31, 2007, the Corporation does not have any uncertain tax filing positions. As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.
The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. This accounting policy did not change as a result of the adoption of FIN 48. During the year ended December 31, 2007, the Corporation recognized $nil in interest and penalties. The Company had $nil of interest and penalties accrued at December 31, 2007.
The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2003 to 2007. Open tax years in foreign jurisdictions range from 2006 to 2007. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2007, the Company was not under audit in Canada or non-Canadian taxing jurisdiction.